UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place
14 Par-La-Ville Road
Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of FLEX LNG Ltd. (the “Company”), dated April 17, 2025, announcing that the Company has received mandatory notification of trades with respect to shares by persons discharging managerial responsibilities.

Attached hereto as Exhibit 99.2 are the details regarding the mandatory notification of trades with respect to shares by persons discharging managerial responsibilities.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268367) with an effective date of December 7, 2022, the Company’s Registration Statement on Form F-3ASR (File No. 333-282473) with an effective date of October 2, 2024 and the Company’s Registration Statement on Form S-8 (File No. 333-275460) with an effective date of November 9, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Knut Traaholt
Name: Knut Traaholt
Title: Chief Financial Officer of Flex LNG Management AS (Principal Financial Officer of FLEX LNG Ltd.)
Date: April 18, 2025

Exhibit 99.1
Flex LNG – Mandatory Notification of Transaction by Primary Insider
Hamilton, Bermuda
April 17, 2025
Flex LNG Ltd. (the “Company”) has received a notification of transaction from Susan Sakmar, Director and primary insider in the Company, as further set out in the attached form of notification.
This notification has been publicly disclosed in accordance with Article 19 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

Downloads
•	PDMR – Sakmar – 20250417

Exhibit 99.2

NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL
RESEPONSIBILITIES (PDMR) AND PERSONS CLOSELY ASSOCIATED WITH THEM
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Susan Sakmar
2	Reason for the notification
a)	Position/status	Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, an emission allowances market participant, auction platform, the auctioneer, or the auction monitor
a)	Business name	Flex LNG Ltd.
b)	LEI code	21380084THHU3MPC3647
4	Details of the transaction(s): Section to be repeated for i) each type of instrument ii) each type pf transaction, iii) each date, and iv) each place where the transaction(s) have been conducted
a)	Description of the financial instrument/type of instrument Identification code	Shares in Flex LNG Ltd. (ISIN: BMG35947202) ISIN: BMG359472021
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)	Currency	Price(s)	Volume(s)
		USD	23.2	9,000
d)	Aggregated information - Aggregated volume - Aggregated price	9,000 shares USD 208,800
e)	Date of the transaction	2025-04-17
f)	Place of the transaction	XNYS – New York Stock Exchange